Exhibit 99.1

LakeShore Biopharma Announces Appointment of Independent Financial Advisor and Legal Counsel to the Special Committee

BEIJING, September 10, 2025 /PRNewswire/ — LakeShore Biopharma Co., Ltd (Nasdaq: LSB, “LakeShore Biopharma” or the “Company”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced that the independent special committee (the “Special Committee”) of the Company’s board of directors (the “Board”), formed to evaluate and consider the previously announced revised preliminary non-binding proposal letter dated August 26, 2025 (the “Proposal”), has retained Kroll, LLC as its financial advisor, Gibson, Dunn & Crutcher LLP as its U.S. legal counsel, and Maples and Calder (Hong Kong) LLP as its Cayman Islands legal counsel.

The Special Committee is continuing its review and evaluation of the Proposal. The Board cautions the Company’s shareholders and others considering trading the Company’s securities that no decisions have been made with respect to the Proposal. There can be no assurance that any definitive offer will be received, that any definitive agreement will be executed relating to the transaction contemplated by the Proposal, or that the transaction contemplated by the Proposal or any other similar transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to any transaction, except as required under applicable law.

About LakeShore Biopharma

LakeShore Biopharma, previously known as YS Biopharma, is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a new generation of preventive and therapeutic biologics targeting Rabies, Hepatitis B, Influenza, and other virus infections. The Company operates in China, Singapore, and the Philippines, and is led by a management team that combines rich local expertise and global experience in the biopharmaceutical industry. For more information, please visit https://investors.lakeshorebio.com/.

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “future,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. LakeShore Biopharma may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about LakeShore Biopharma’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results, performance or achievements to differ materially from those contained in any forward-looking statement, including but not limited to the following: LakeShore Biopharma’s strategies; LakeShore Biopharma’s future business development, financial condition and results of operations; LakeShore Biopharma’s ability to maintain its relationship with major strategic investors; its ability to deliver products and services and compete effectively; its ability to maintain and enhance the recognition and reputation of its brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

IR Team

Tel: +86 (10) 8920-2086

Email: ir@lakeshorebio.com